UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 14, 2020

CC NEUBERGER PRINCIPAL HOLDINGS I

(Exact Name Of Registrant as Specified In Charter)

Cayman Islands (State or other jurisdiction of incorporation)	001-39272 (Commission File Number)	98-1526024 (IRS Employer Identification No.)

200 Park Avenue, 58th Floor New York, New York (Address Of Principal Executive Offices)	10166 (Zip Code)

(Registrant’s Telephone Number, Including Area Code): (212) 355-5515

Not Applicable
Former Name or Former Address, if Changed Since Last Report

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share, $0.0001 par value, and one-third of one redeemable warrant	PCPL.U	New York Stock Exchange

Class A ordinary shares included as part of the units	PCPL	New York Stock Exchange

Warrants included as part of the units, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	PCPL WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

On October 14, 2020, E2open Holdings, LLC (“E2open” or the “Company”), a Delaware limited liability company, CC Neuberger Principal Holdings I (“CC Neuberger” or “PubCo”) announced that CC Neuberger and E2open entered into a definitive business combination agreement (the “Business Combination Agreement”). A copy of the Business Combination Agreement will be filed as an exhibit to an amendment to this Current Report on Form 8-K.

Item 7.01	Regulation FD Disclosure.

On October 14, 2020, CC Neuberger issued a press release announcing the execution of the Business Combination Agreement and a private placement of $520 million. The press release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

Furnished as Exhibit 99.2 hereto and incorporated into this Item 7.01 by reference is the investor presentation that CC Neuberger has prepared for use in connection with various meetings and conferences with investors.

The foregoing (including Exhibits 99.1 and 99.2) is being furnished pursuant to Item 7.01 and will not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act, of 1934, as amended (the “Exchange Act”) or otherwise be subject to the liabilities of that section, nor will it be deemed to be incorporated by reference in any filing under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act.

Additional Information

In connection with the proposed business combination, including the domestication of CC Neuberger as a Delaware corporation, CC Neuberger intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 containing a preliminary proxy statement and a preliminary prospectus of CC Neuberger, and after the registration statement is declared effective, CC Neuberger will mail a definitive proxy statement/prospectus relating to the proposed business combination to its shareholders. This Current Report does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. CC Neuberger’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the proposed business combination, as these materials will contain important information about CC Neuberger, the Company and the business combination. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed business combination will be mailed to shareholders of CC Neuberger as of a record date to be established for voting on the proposed Business Combination. Shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: CC Neuberger Principal Holdings 1, 200 Park Avenue, New York, NY 10166.

Participants in the Solicitation

CC Neuberger and its directors and executive officers may be deemed participants in the solicitation of proxies from CC Neuberger’s shareholders with respect to the proposed business combination. A list of the names of those directors and executive officers and a description of their interests in CC Neuberger is contained in CC Neuberger’s final prospectus related to its initial public offering dated April 23, 2020, which was filed with the SEC and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to CC Neuberger Principal Holdings 1, 200 Park Avenue, New York, NY 10166. Additional information regarding the interests of such participants will be contained in the proxy statement/prospectus for the proposed business combination when available.

The Company and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of CC Neuberger in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination will be included in the proxy statement for the proposed business combination when available.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of CC Neuberger or the Company, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Forward-Looking Statements

Certain statements in this Current Report may be considered forward-looking statements. Forward-looking statements generally relate to future events or CC Neuberger’s or the Company’s future financial or operating performance. For example, projections of future growth, financial performance, and other metrics are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “potential” or “continue,” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by CC Neuberger and its management, and the Company and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the business combination; (2) the outcome of any legal proceedings that may be instituted against CC Neuberger, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto; (3) the inability to complete the business combination due to the failure to obtain approval of the shareholders of CC Neuberger, to obtain financing to complete the business combination or to satisfy other conditions to closing; (4) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; (5) the ability to meet stock exchange listing standards following the consummation of the business combination; (6) the risk that the business combination disrupts current plans and operations of the Company as a result of the announcement and consummation of the business combination; (7) the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the business combination; (9) changes in applicable laws or regulations; (10) the possibility that the Company or the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) the Company’s estimates of expenses and profitability; and (12) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in CC Neuberger’s final prospectus relating to its initial public offering dated April 23, 2020.

Nothing in this Current Report should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither CC Neuberger nor the Company undertakes any duty to update these forward-looking statements.

Item 9.01	Financial Statements and Exhibits.

(d)      Exhibits. The following exhibits are provided as part of this Form 8-K:

Exhibit No.	Description
99.1	Press Release, dated October 14, 2020.

99.2	Investor Presentation, dated October 2020.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: October 14, 2020	CC NEUBERGER PRINCIPAL HOLDINGS I

	By:	/s/ Matthew Skurbe
	Name:	Matthew Skurbe
	Title:	Chief Financial Officer